82-34631

JCDecaux

04046853

RECEIVED

2004 DEC 16 P 12:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
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Australie
Autriche
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Neuilly-sur-Seine, 13th December 2004

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release in relation to JCDecaux becoming n°1 in Spain for airport advertising

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

12/21

JCDecaux

JCDecaux becomes N°1 in Spain for airport advertising

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Cameroon
Chile
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Republic of China
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay

Paris, 9 December 2004 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company and the number two worldwide, announced today that JCDecaux Airport Spain, a wholly owned subsidiary of JCDecaux, has renewed its advertising contract for eighteen airports across the Iberian peninsula (including Barcelona, Alicante, Malaga, Valencia and Seville) and has also won the six year contract for the four airports of the Balearic Islands (including Palma de Mallorca).

These twenty-two airports have annual passenger traffic of 79 million, i.e. 52% of the Spanish market. In 2004, Spanish air traffic has been one of most dynamic in Europe, with growth of more than 14% at the end of October for the top fourteen airports.

Barcelona airport, the second largest Spanish airport and the eighth largest in Europe, has annual passenger traffic of 23 million. Palma de Mallorca is the third largest Spanish airport with 19 million passengers per annum. It is the main international airport of the Balearic Islands. JCDecaux Airport will therefore be covering the main two Spanish tourist areas: Andalusia and the *Levante*.

Jean-Charles Decaux, Chairman and Co CEO, said: *"These new contracts show the confidence that the Spanish airport authorities (AENA) have in JCDecaux. The Group's commercial, local and international expertise has now been recognised by AENA for ten years. In addition,the superior design of new furniture and the development of innovative products will form part of the improvement of the passenger concourse in these airports. We are very pleased with these successes, which demonstrate our continued expansion in the Spanish market and further strengthen our presence in the airports of Southern Europe which include Lisbon, Porto, Barcelona, Milan, Rome and from today Palma de Mallorca. This new contract reinforces our position as the leading outdoor advertising company in Spain."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

Key figures of the Group

JCDecaux Airport is the world N°1 in airport advertising, with an audience of 2.4 million passengers each day.
JCDecaux Airport is present in 6 of the world's top 10 airports: London, New York, Paris, Dallas, Frankfurt and Houston.

- 2003 revenues : €1543.8 million ; Q3 2004 revenues : €1 167.6 million
- Listed on Euronext Paris ; part of the Euronext 100 index
- N°1 worldwide in street furniture (291,000 faces)
- N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)
- N°1 in Europe for billboards (189,000 faces)
- 630,000 advertising faces in 43 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 6, 900 employees

Department of Communication
Press Relations
Raphaële Rabatel
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
raphaele.rabatel@jcdecaux.fr

Finance Department
Investor Relations
Cécile Prévot
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr